File Nos. 69-362

69-412

69-419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption under

Rule U-3A-2 from the Provisions of the Public Utility

Holding Company Act of 1935

To Be Filed Annually prior to March 1

Duquesne Light Holdings, Inc.

(formerly DQE, Inc.)

(File No. 69-362),

DQE Enterprises, Inc.

(File No. 69-412)

and

DQE Energy Services, LLC

(File No. 69-419)

(Names of Companies)

For the year ended December 31, 2003

Each of Duquesne Light Holdings, Inc.; DQE Enterprises, Inc.; and DQE Energy Services, LLC hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

ITEM 1.	Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (“EWG”) or foreign utility company in which claimant directly or indirectly holds an interest.

Duquesne Light Holdings, Inc. and DQE Enterprises, Inc. are public utility holding companies incorporated in the Commonwealth of Pennsylvania. DQE Energy Services, LLC is a public utility holding company and a limited liability company organized in the State of Delaware. Duquesne Light Holdings is not engaged in any business independent of that conducted through its subsidiaries. Duquesne Light Holdings has nine wholly owned subsidiaries: Duquesne Light Company; DQE Enterprises; DQE Energy Services; DQE Systems, Inc.; DQE Financial Corp.; DQE Capital Corporation; Cherrington Insurance Ltd.; Duquesne Power, Inc.; and Brighter Light Corporation. Duquesne Light Holdings also has one majority-owned subsidiary: AquaSource, Inc.

(1) Duquesne Light and Subsidiaries. Duquesne Light is a public utility company as defined by the Pennsylvania Public Utility Code and the Public Utility Holding Company Act of 1935 (“PUHCA”). Duquesne Light is engaged in the supply (through its provider-of-last-resort service (POLR)), transmission and distribution of electric energy and provides service to approximately 588,000 direct customers in southwestern Pennsylvania, a territory of approximately 800 square miles. At December 31, 2003, Duquesne Light had approximately 1,300 employees.

Duquesne Light has five wholly owned subsidiaries, Monongahela Light & Power Company; Duquesne Financial LLC; DQE Energy Limited (which in turn has one wholly owned subsidiary, Monticello Corporation); Duquesne Power, Inc.; and DQE Energy Two Limited. Duquesne Light is also the 1% general partner of Duquesne Capital L.P., the 99% limited partner of Duquesne Financial, L.P. (of which Duquesne Financial, LLC is the 1% general partner) and the 99% limited partner of Duquesne Power, L.P. (of which Duquesne Power, Inc. is the 1% general partner).

Monongahela Light & Power has three wholly owned subsidiaries: Oakridge Resources, Inc.; DataCom Information Systems LLC; and ValuSource Energy Services, LLC. In 2003, Oakridge Resources sold its 50% joint venture interest in Laurel Ventures (which mined, marketed and sold coal), and now has no active operations. DataCom operated the electronic automated meter-reading and reliability system used by Duquesne Light. In 2003, this system was integrated directly into Duquesne Light and DataCom now has no active operations. ValuSource is a licensed electric generation supplier in Pennsylvania, purchasing generation supply and selling it to its sole customer, Duquesne Light. Monongahela Light & Power also owns 12.5% of Maglev, Inc., which was formed to develop a high-speed magnetic levitation transportation project for Pittsburgh.

In 2003, Duquesne Power, L.P. announced the signing of a definitive agreement to purchase WPS Resources Corporation’s Sunbury generation station.

DQE Energy, DQE Energy Two and Monticello are engaged in activities related to the competitive transition charges for Duquesne Light.

Duquesne Financial, L.P. has one wholly owned subsidiary, DQU II Funding Corporation, which provides financing to other subsidiaries of Duquesne Light.

Duquesne Light, Monongahela Light & Power, Oakridge Resources, Maglev, and Duquesne Financial, L.P. are organized under the laws of Pennsylvania. Duquesne Power, Inc., Duquesne Power, L.P., Duquesne Capital L.P., DataCom, DQU II Funding, ValuSource, Monticello and Duquesne Financial LLC are organized under the laws of Delaware. DQE Energy and DQE Energy Two are organized under the laws of the Cayman Islands.

(2) AquaSource and Subsidiaries. AquaSource has no active operations. It previously held subsidiaries involved in the water and wastewater utility and related businesses. During 2003, AquaSource sold its investor-owned water utilities, its remaining contract operations and its utility construction business. AquaSource has one wholly owned subsidiary, AquaSource Services—Alabama, Inc., which also has no active operations. Both companies are organized under the laws of Delaware.

(3) DQE Enterprises and Subsidiaries. DQE Enterprises has no active operations. It has five wholly owned subsidiaries: Allegheny Development Corporation; DQE Enterprises Ventures, Inc.; Property Ventures, Ltd.; JLK Technology, Inc.; and In-Transition, Inc. (formerly On-Demand Energy, Inc.).

Allegheny Development sold the Pittsburgh International Airport energy facilities in July 2001, and no longer sells electric energy. Allegheny Development has never been a public utility company for purposes of the Pennsylvania Public Utility Code. Duquesne Light Holdings had previously, however, elected to treat Allegheny Development as an electric utility company for purposes of PUHCA. See DQE, Inc., Holding Co. Act Release No. 26257 (Mar. 24, 1995) (authorizing the acquisition of Allegheny Development under Sections 9(a)(2) and 10 of the Act). Allegheny Development’s utility operations were located within the service territory of Duquesne Light, were integrated with those of Duquesne Light, and were related solely to the provision of energy to the airport. Allegheny Development has one wholly owned subsidiary, Keystone Power Services, LLC. Neither company has active operations.

DQE Enterprises Ventures previously maintained and managed certain intangible investments and collects and distributes income from such investments, but currently has no active operations.

Property Ventures and JLK Technology have no active operations.

In-Transition provides energy-related services such as demand controls, energy management systems, and energy-efficient lighting through a third-party vendor.

DQE Enterprises owns approximately 40% of the voting securities of LabCor, Inc., which provides inorganic air analytical laboratory services.

DQE Enterprises, Allegheny Development, Property Ventures, Keystone and In Transition are organized under the laws of Pennsylvania. DQE Enterprises Ventures and JLK Technology are organized under the laws of Delaware. LabCor is organized under the laws of Oregon.

(4) DQE Energy Services and Subsidiaries. DQE Energy Services is a facilities-management company offering a wide range of energy outsourcing solutions for industrial, manufacturing, airport and institutional markets including operation and maintenance of energy and synthetic fuel facilities. DQE Energy Services has seven wholly owned subsidiaries: DES Corporate Services, Inc.; DES Operating Services, Inc.; DH Energy LLC; DQE Power International, Inc.; DES Synfuel Operating Services, Inc.; MT Energy, Inc.; and DQE Synfuels, LLC.

DES Corporate Services is an employee services organization that leases professional employees to affiliates on an as-required, project-specific basis.

DES Operating Services is an employee services organization that leases union and hourly employees to affiliates on an as-required, project-specific basis. Operating Services has two wholly owned subsidiaries: Defiance Energy LLC, which operates and maintains a central utilities complex for a major U.S. automobile maker’s facility in Defiance, Ohio; and Lordstown Energy LLC, which operates and maintains a similar facility in Lordstown, Ohio for the same manufacturer.

Operating Services is the 1% general partner of DH Energy, LP (described below), and is the 1% general partner of DQE Synfuels, LP, which operates and maintains, synthetic fuel facilities.

DH Energy LLC is the 99% limited partner in DH Energy, LP, which provides energy services to the Delmonte (formerly Heinz) factory complex in Pittsburgh, Pennsylvania. Duquesne Light Holdings has elected to treat DH Energy LLC as an electric utility company for purposes of PUHCA. See DQE, Inc., Holding Co. Act Release No. 26728 (June 10, 1997). The utility operations of DH Energy LLC are currently integrated with those of Duquesne Light.

DQE Power International has no active operations.

DES Synfuel Operating is an employee service company that employs the union labor associated with the synthetic fuel projects operated by DQE Synfuels, LP.

MT Energy operates (but does not own) the Pittsburgh Airport energy facilities pursuant to an operating and maintenance agreement with the Allegheny County Airport Authority. Duquesne Light Holdings has elected to treat MT Energy as an electric utility company for purposes of PUHCA. See DQE, Inc., Holding Co. Act Release No. 26728 (June 10, 1997). The utility operations of MT Energy are currently integrated with those of Duquesne Light.

DQE Synfuels LLC has three wholly owned subsidiaries, DH Canada, Inc., MT Detroit, Inc. and Monmouth Energy Inc. DH Canada provides steam, compressed air and operations and maintenance services to the Heinz factory complex in Leamington, Ontario. MT Detroit, through its 50% membership interest in Metro Energy, LLC, constructed and now operates the Midfield Terminal energy facility at the Detroit Metropolitan Airport pursuant to a construction agreement and an operating and maintenance agreement with Northwest Airlines Inc. and Charter County of Wayne Michigan. Neither MT Detroit nor Metro Energy is treated as an electric utility company for the purposes of PUHCA. Metro Energy is an EWG and discussed in Item 4 below. Monmouth Energy is an EWG and discussed in Item 4 below. DQE Synfuels is the 99% limited partner of DQE Synfuels, LP, described above.

DQE Energy Services, DES Corporate Services, DES Operating Services, DES Synfuel Operating Services, DQE Synfuels LLC, DQE Power International and MT Detroit are organized under the laws of Delaware. MT Energy, DH Energy, LLC, DH Energy, L.P., and DQE Synfuels LP are organized under the laws of Pennsylvania. DH Canada is organized under the laws of New Brunswick, Canada. Metro Energy, LLC, is organized under the laws of Michigan. Lordstown Energy and Defiance Energy are organized under the laws of Ohio. Monmouth is organized under the laws of New Jersey.

(5) DQE Systems and Subsidiaries. DQE Systems has no active operations. It has three wholly owned subsidiaries: DQE Communications LLC; Secure Energy, Inc.; and DQE Systems Acquisition Co. (formerly Pro Am, Inc.).

DQE Communications owns, operates and maintains a high-speed, fiber optic network and provides service through the leasing of dark fiber to telecommunications companies and others desiring broadband connectivity. DQE Communications has one wholly owned subsidiary, DQE Communications Network Services LLC, which provides metropolitan Ethernet services to customers, desiring broadband capacity.

Secure Energy and DQE Systems Acquisition have no active operations.

DQE Systems, DQE Communications, DQE Communications Network Services and Secure Energy are organized under the laws of Pennsylvania. DQE Systems Acquisition is organized under the laws of Delaware.

(6) DQE Financial and Subsidiaries. DQE Financial is an investment and portfolio management organization focusing its financial expertise in structured finance and alternative-energy markets.

DQE Financial has three wholly owned subsidiaries: (i) North Shore Affordable Housing, Inc., which holds various investments and acts as general partner in certain limited partnerships, (ii) Mariner Investment Strategies, Inc., which holds investments in sale/leaseback, lease/leaseback and other structured finance investments; and (iii) Montauk Energy Capital, Inc., which holds various investment interests in landfill gas recovery and other alternative energy subsidiaries.

Mariner Investment Strategies has the following wholly owned subsidiaries:

•	Alkmaar, Inc., which is the sole beneficiary of the HVC Facility Trust No. 3 (“HVC Trust”), with the Wilmington Trust Company as Trustee. The HVC Trust is a party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a waste-to-energy facility located in the Netherlands.

•	Diemen-Flevo Co., which is the beneficial owner of the Diemen-Flevo Trust, which in turn is a party to financial transactions involving certain commercial equipment leases, including the sale and lease-back of nonvoting, noncontrolling interests in two generating facilities in the Netherlands. The subject lease transactions are passive investments.

•	Diemen No. 33 Corporation, which holds the beneficial interest in UNA Diemen 33 Trusts Nos. 1 and 2, with the Wilmington Trust Company as Trustee. The trusts are party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a power facility in the Netherlands.

•	Holyhead Corp., which holds the beneficial interest in Stena Explorer Trust 1997-A (“Explorer Trust”), with the Wilmington Trust Company as Trustee. The Explorer Trust is party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in HSS Stena Explorer, a high-speed ferry that runs across the Irish Sea. Holyhead also holds a beneficial interest in Stena Voyager Trust 1997-A (“Voyager Trust”), with the Wilmington Trust Company as Trustee. The Voyager Trust is party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in HSS Stena Voyager, another high-speed ferry that runs across the Irish Sea.

•	Maasvlakte Corporation, which holds the beneficial interest in EZH Facility Trust No. 1997 A-3 and EZH Facility Trust No. 1997 A-6 (together, the “EZH Trusts”), with the Wilmington Trust Company as Trustee. The EZH Trusts are party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a power facility in the Netherlands.

•	Monticello Two Corporation, which is the 99% limited partner of Monticello Leasing L.P., which in turn is the beneficial owner of an unnamed trust (the “Monticello L.P. Trust”), with Fleet National Bank of Connecticut as Trustee. The Monticello L.P. Trust holds legal title to a bucket wheel excavator and cross-pit spreader in a transaction involving a sale and leaseback to Texas Utilities Mining Company.

•	Schiphol Corporation, which holds the sole beneficial interest in the UNA Facility Trust No. 5, with the Wilmington Trust Company as Trustee. The UNA Facility Trust No. 5 is a party to a financial transaction involving the lease and leaseback of nonvoting, noncontrolling interests in a generating facility in The Netherlands known as Hemwegcentrale Unit 8.

•	Utrecht Company, which holds the sole beneficial interest in UNA Facility Trust No. 2, with the Wilmington Trust Company as Trustee. The UNA Facility Trust No. 2 is a party to a financial transaction involving the lease and leaseback of nonvoting, noncontrolling interests in a generating facility in the Netherlands known as Hemwegcentrale Unit 8.

Mariner Investment Strategies is also the sole beneficiary under a business trust that was formed to facilitate certain financial transactions, the Bushton Equipment Trust 1991-D, with First Chicago National Bank as Trustee. The Bushton Equipment Trust 1991-D holds an undivided interest with four other trusts in a natural gas plant in Kansas that is leased to Oneok, Inc.

Mariner Investment Strategies also holds a 26.25% limited partnership interest in the Covanta Onondaga Limited Partnership (formerly, Ogden Martin Systems of Onondaga Limited Partnership). The Partnership leases and provides operations and maintenance services to a waste to energy facility in Onondaga County, NY.

Montauk Energy Capital has the following wholly owned subsidiaries:

•	EnviroGas Holdings, Inc., which is the holder of a 100% membership interest in CBM Capital, L.L.C., and LFG Capital, L.L.C. CBM Capital was formerly involved in a coal bed methane gas project in Pennsylvania. LFG Capital was formerly engaged in landfill gas recovery projects in Pennsylvania. Neither CBM nor LFG Capital has active operations.

•	LFG Management Services, L.L.C., which acts as manager of certain landfill gas limited liability companies.

•	Fresh Gas, L.L.C., which was involved in the processing and sale of landfill gas to a single utility customer on a wholesale basis. In 2003, Fresh Gas assigned the utility customer gas sales contract to its’ affiliate GSF Energy. Fresh Gas has no active operations.

•	The following entities that make passive investments in landfill gas recovery projects: Monteco Gas, L.L.C. (and its four wholly owned subsidiaries GSF Energy, L.L.C.; Landfill Gas Production, L.L.C.; San Antonio LGP, L.L.C.; and Dade County LGP, L.L.C.); VB LFG, L.L.C.; COP LFG, L.L.C.; CRMC Bethlehem, LLC; Roosevelt Landfill Gas Recovery, L.L.C.; Zion LFG, L.L.C.; MASS Energy L.L.C.; Glacier Ridge LFG, L.L.C.; Rolling Hills LFG L.L.C.; and Chautauqua LFG, L.L.C.

Montauk Energy Capital owns a 50% limited liability company membership interest in each of NEO-Montauk Genco, L.L.C. and Montauk-NEO Gasco, L.L.C., which invest in landfill gas recovery projects and develop electric generation facilities in California. Montauk-NEO Gasco’s investments are through its 100% interest in MN San Bernardino Gasco I LLC and MN San Bernardino Gasco II LLC, which together own 100% of San Bernardino Landfill Gas Partnership. NEO-Montauk Genco’s investments are through its 100% interest in each of NM Colton Genco, LLC, NM San Bernardino Genco, LLC, NM Mid-Valley Genco, LLC and NM Milliken Genco, LLC.

Montauk Energy Capital also owns certain passive limited partnership interests in landfill gas recovery investments. Montauk Energy Capital owns a 50% limited liability company interest in Waste Energy Technology, L.L.C., which provides landfill gas engineering, design, construction and management related services. Waste Energy is the 100% owner of Hereford Contracting & Excavating, Inc.

North Shore Affordable Housing is the general partner of several limited partnerships which, in turn, are limited partners in the following limited partnerships that invest in affordable housing: Bushton BCP Investment Partnerships II, III and VI L.P.; and Bushton TRG Investment Partnerships II-IV, L.P. North Shore Affordable Housing is general partner in Bushton ECH Investment Partnership I, L.P., which in turn is the managing member of Bushton Acquisition LLC. Bushton Acquisition is a limited partner in three limited partnerships that invest in affordable housing. North Shore Affordable Housing is also a limited partner in a limited partnership that invests in affordable housing. Because this limited partnership interest is nonvoting and noncontrolling, the subject limited partnership is not a subsidiary of Duquesne Light Holdings within the meaning of PUHCA. North Shore is also the 1% general partner of Monticello Leasing. North Shore is also a member of each of AMEX Acquisition, L.L.C. and IDS Acquisition, L.L.C., which have no active operations.

DQE Financial, North Shore Affordable Housing, Mariner Investment Strategies, Monticello Leasing, Monticello Two, Utrecht, Schiphol, Alkmaar, Montauk Energy Capital, Maasvlakte, Holyhead, Diemen-Flevo, Diemen No. 33, COP LFG, EnviroGas, LFG Management, Monteco Gas, GSF Energy, Landfill Gas Production, San Antonio LGP, CRMC, Dade County LGP, Roosevelt, VB, Zion, MASS Energy, Rolling Hills, Glacier Ridge, NEO-Montauk, Montauk-NEO, Chautauqua, CBM, LFG Capital, MN San Bernardino Gasco I and II, San Bernardino Landfill Gas Partnership, NM Colton, NM San Bernardino, NM Mid-Valley, NM Milliken, AMEX, IDS and Bushton Acquisition are organized under the laws of Delaware. Waste Energy Technology is organized under the laws of Nevada. Fresh Gas is organized under the laws of New York. Hereford is organized under the laws of Washington.

(7) DQE Capital Corporation. DQE Capital, a Delaware corporation, is a financial services company that provides financing for Duquesne Light Holdings.

(8) Cherrington Insurance, Ltd. Cherrington Insurance, a Bermuda corporation, was formed to provide insurance services to Duquesne Light Holdings and its affiliates.

(9) Duquesne Power, Inc. Duquesne Power, a Pennsylvania corporation, was formed to explore various alternative generation supply options, but has no active operations.

(10) Brighter Light Corporation. Brighter Light, a Pennsylvania corporation, has no active operations.

ITEM 2.	Properties.

None of Duquesne Light Holdings, DQE Enterprises or DQE Energy Services owns any properties used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas.

The principal properties of Duquesne Light consist of electric transmission and distribution facilities and supplemental properties and appurtenances, located substantially in Allegheny and Beaver counties in southwestern Pennsylvania. Duquesne Light owns 9 transmission substations and 556 distribution substations (364 of which are located on customer-owned land and are used to service only those customers). Duquesne Light has 592 circuit-miles of transmission lines, comprised of 345,000, 138,000 and 69,000 volt lines. Street lighting and distribution circuits of 23,000 volts and less include approximately 16,420 circuit-miles of lines and cable. Duquesne Light also owns the closed Warwick Mine, located along the Monongahela River in Greene County, Pennsylvania.

Substantially all of Duquesne Light’s properties are subject to a lien under the Indenture of Mortgage and Deed of Trust dated as of April 1, 1992, as amended.

ITEM 3.	Electric energy sold, purchased and distributed.

None of Duquesne Light Holdings, DQE Enterprises or DQE Energy Services sold, distributed or purchased (except for its own use) any kWh of electric energy during 2003.

(a)	During 2003, Duquesne Light sold to customers through its POLR service approximately 9,654,459,150 kWh of electric energy at retail, with associated revenues of $442,780,864; Duquesne Light also distributed to both POLR and non-POLR customers approximately 13,363,091,366 kWh of electric energy at retail, with associated revenues of $338,012,065; and sold no electric energy at wholesale to non-utility customers. During 2003, Duquesne Light sold to other utilities approximately 241,436,900 kWh of electric energy at wholesale, with associated revenues of $7,469,434. During 2003, Allegheny Development sold no electric energy. During 2003, DH Energy sold 19,567,024 kWh of electric energy at retail to a single customer, Del Monte, with associated revenues of $586,239. Although treated as an electric utility under PUHCA, MT Energy only operates the airport energy facility owned by the Allegheny County Airport Authority, and did not sell any electric energy at wholesale or retail during 2003.

(b)	During 2003, none of Duquesne Light, Allegheny Development, MT Energy or DH Energy sold at retail any electric energy outside the Commonwealth of Pennsylvania, the jurisdiction in which Duquesne Light, Allegheny Development, MT Energy and DH Energy are incorporated.

(c)	During 2003, Duquesne Light sold at wholesale approximately 11,604,000 kWh of electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line, with associated revenues of approximately $437,510. During 2003, none of Allegheny Development, DH Energy or MT Energy sold, or had the ability to sell, at wholesale, any electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line.

(d)	During 2003, Duquesne Light purchased approximately 13,132,000 kWh of electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line, with associated expenses of approximately $785,268. During 2003, none of Allegheny Development, DH Energy or MT Energy purchased any electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line.

ITEM 4.	Information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

(a)	DQE Enterprises holds no interest directly or indirectly in an EWG or a foreign utility company. Duquesne Light Holdings and DQE Energy Services hold no interest directly or indirectly in a foreign utility company.

Monmouth Energy, Inc., Metro Energy LLC, NM Colton, NM Mid-Valley and NM Milliken are the only EWGs affiliated with Duquesne Light Holdings.

Monmouth Energy, Inc. is located in Neptune, New Jersey. Its facility is capable of producing a nominal 10.0 megawatts of power from approximately 5.9 million standard cubic feet a day (dry basis) of landfill gas.

Metro Energy LLC is located at the Detroit Metropolitan Airport in Detroit, Michigan. Its facility is capable of producing a nominal 17 megawatts of power from three natural gas-fired reciprocating engines.

NM Colton Genco LLC is located in Colton, California. Its facility is capable of producing a nominal 1.26 megawatts of power from approximately 625,000 standard cubic feet a day (dry basis) of landfill gas.

NM Mid-Valley Genco LLC is located in Rialto, California. Its facility is capable of producing a nominal 2.52 megawatts of power from approximately 1,250,000 standard cubic feet a day (dry basis) of landfill gas.

NM Milliken Genco LLC is located in Ontario, California. Its facility is capable of producing a nominal 2.52 megawatts of power from approximately 1,250,000 standard cubic feet a day (dry basis) of landfill gas.

(b)	MT Detroit owns a 50% limited liability company interest in Metro Energy LLC (the remaining 50% is owned by an unrelated third party). DQE Energy Services is the sole parent of MT Detroit and of Monmouth. Duquesne Light Holdings is the sole parent of DQE Energy Services.

Montauk Energy Capital owns a 50% limited liability company interest in NEO-Montauk Genco, LLC (the remaining 50% is owned by an unrelated third party). NEO-Montauk Genco owns 100% of each of NM Colton, NM Milliken and NM Mid-Valley. DQE Financial Corp. is the sole parent of Montauk Energy Capital. Duquesne Light Holdings is the sole parent of DQE Financial Corp.

(c)	As of December 31, 2003, MT Detroit had contributed approximately $6.8 million to Metro Energy for construction of the facility. As of December 31, 2003, DQE Energy Services had invested approximately $12 million in Monmouth for construction of the facility. As of December 31, 2003, Montauk Energy Capital had contributed approximately $8.3 million (including $3.8 million in the form of a loan to a third party) to NEO-Montauk Genco for construction of the NM Colton, NM Milliken and NM Mid-Valley facilities. Duquesne Light Holdings has made no direct investment in any of the EWGs.

There are no direct or indirect guarantees by Duquesne Light Holdings, DQE Energy Services or MT Detroit of Metro Energy’s or Monmouth’s security.

There is no direct or indirect recourse to Duquesne Light Holdings, DQE Energy Services, DQE Financial Corp., Montauk Energy Capital, MT Detroit or any other system company for any debt or other financial obligation of NM Colton, NM Milliken, NM Mid-Valley, Metro Energy or Monmouth.

(d)	Metro Energy’s capitalization in 2003 was approximately $16.1 million. Metro Energy’s net income after tax in 2003 was approximately $3.1 million. Monmouth’s capitalization in 2003 was approximately $11 million. Monmouth’s net income after tax in 2003 was approximately $530,000. NM Colton’s capitalization in 2003 was approximately $1 million. NM Colton’s net loss after tax in 2003 was approximately $34,000. NM Milliken’s capitalization in 2003 was approximately $2.1 million. NM Milliken’s net loss after tax in 2003 was approximately $68,000. NM Mid-Valley’s capitalization in 2003 was approximately $2.1 million. NM Mid-Valley’s net loss after tax in 2003 was approximately $68,000.

(e)	MT Detroit operates and maintains the airport energy facility on Metro Energy’s behalf under an Operations and Maintenance Agreement for a flat, monthly fee of $21,458. There are no other service, sales or construction contracts between Metro Energy and any system company.

Other than a gas sales agreement between Waste Energy and Monmouth, there are no service, sales or construction contracts between any system company and any of Monmouth, NM Colton, NM Milliken or NM Mid-Valley.

EXHIBIT A

2003 consolidating statements of income and surplus, and consolidating balance sheets, of Duquesne Light Holdings, DQE Enterprises and DQE Energy Services will be filed by amendment.

2003 consolidating financial statements of Duquesne Light, AquaSource, DQE Systems, DQE Financial, DQE Capital and Cherrington Insurance will be filed separately pursuant to a request for confidential treatment.

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to the associate companies in the holding-company system.

(Subsidiaries are indented under their immediate parent.)

Duquesne Light Holdings, Inc.

Duquesne Light Company

AquaSource, Inc.

DQE Enterprises, Inc.

DQE Energy Services, LLC

DQE Synfuels LLC

Monmouth Energy, Inc. (EWG)

MT Detroit, Inc.

Metro Energy, LLC (EWG)

DQE Systems, Inc.

DQE Financial Corp.

Montauk Energy Capital

NEO-Montauk Genco

NM Colton (EWG)

NM Milliken (EWG)

NM Mid-Valley (EWG)

DQE Capital Corporation

Cherrington Insurance Ltd.

Duquesne Power Inc.

Brighter Light Corporation

Each of the above-named claimants has caused this statement to be duly executed on its behalf by its authorized officers on February 27, 2004.

ATTEST:	DUQUESNE LIGHT HOLDINGS, INC.

/s/ D.L. Rabuzzi	By:	/s/ Stevan R. Schott
D.L. Rabuzzi		Stevan R. Schott
Corporate Secretary		Senior Vice President and Chief Financial Officer

CORPORATE SEAL

ATTEST:	DQE ENTERPRISES, INC.

/s/ D.L. Rabuzzi	By:	/s/ Anthony F. Pekny
D.L. Rabuzzi		Anthony F. Pekny
Secretary		President

CORPORATE SEAL

ATTEST:	DQE ENERGY SERVICES, LLC

/s/ D.L. Rabuzzi	By:	/s/ Philip J. Damiani
D.L. Rabuzzi		Philip J. Damiani
Secretary		President

CORPORATE SEAL

Name, title and address of officer to whom notice and correspondence concerning this statement should be addressed:

Morgan K. O’Brien	President and Chief Executive Officer

(Name)	(Title)

Duquesne Light Holdings, Inc.
411 Seventh Avenue
Pittsburgh, PA 15219

(Address)